File No. 70-____


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________


                            FORM U-1

               __________________________________

                   APPLICATION OR DECLARATION
                            under the
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                       OHIO POWER COMPANY
         301 Cleveland Avenue, S.W., Canton, Ohio  44702

       (Name of company or companies filing this statement and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)




ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          American Electric Power Company, Inc. ("AEP"), a New York corporation and a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and Appalachian Power Company ("APCo"), a Virginia corporation, Indiana Michigan Power Company ("I&M"), an Indiana corporation, and Ohio Power Company ("OPCo"), an Ohio corporation (APCo, I&M and OPCo are sometimes collectively referred to herein as the "Subsidiaries"), request authority (i) for each of the Subsidiaries to solicit proxies from the holders of their respective shares of preferred stock and common stock; (ii) for each of the Subsidiaries to amend their respective Articles (as defined herein); (iii) for AEP to make an offer to the holders of each series of the Subsidiaries' outstanding preferred stock to acquire for cash any and all shares of the Subsidiaries' outstanding preferred stock; (iv) for AEP to sell to the Subsidiaries any preferred stock so acquired at AEP's purchase price plus expenses; and (v) to increase the short-term debt authority of AEP to $550,000,000, as more fully described herein. AEP, APCo, I&M and OPCo are sometimes collectively referred to herein as "Applicants".
     A.   Introduction
          1.   APCo Proxy Solicitation and Tender Offer
          APCo proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock ("APCo Proxy Solicitation") for use at a special meeting of its stockholders ("APCo Special Meeting") to consider a proposed amendment to APCo's restated articles of incorporation ("APCo Articles") that would eliminate in its entirety Article V, Clause 7(B)(b) of the APCo Articles, a provision restricting the amount of debt issuable by APCo ("APCo Proposed Amendment"). If the APCo Proposed Amendment is adopted, APCo proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the APCo Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.
          Concurrently with the APCo Proxy Solicitation, AEP proposes to make an offer ("APCo Offer") to the holders of APCo's outstanding preferred stock of each series to acquire for cash any and all shares of APCo outstanding preferred stock of each series, at cash purchase prices which AEP anticipates will include a market premium for each series. AEP anticipates that the APCo Offer for each series of preferred stock will be scheduled to expire at 5:00 P.M. (New York City time) on February 28, 1997, the date of the APCo Special Meeting ("APCo Expiration Date"), unless the APCo Offer is extended. Preferred Stockholders who wish to tender their preferred shares pursuant to the APCo Offer are not required to vote in favor of the APCo Proposed Amendment; however, among the conditions of the APCo Offer is that the APCo Proposed Amendment be approved and adopted at the APCo Special Meeting.
          2.   I&M Proxy Solicitation and Tender Offer
          I&M proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock ("I&M Proxy Solicitation") for use at a special meeting of its stockholders ("I&M Special Meeting") to consider a proposed amendment to I&M's amended articles of acceptance ("I&M Articles") that would eliminate in its entirety Article 6(A), Subparagraph 7(B)(c) of I&M's Articles, a provision restricting the amount of unsecured debt issuable by I&M ("I&M Proposed Amendment"). If the I&M Proposed Amendment is adopted, I&M proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the I&M Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.
          Concurrently with the I&M Proxy Solicitation, AEP proposes to make an offer ("I&M Offer") to the holders of I&M's outstanding preferred stock of each series to acquire for cash any and all shares of I&M outstanding preferred stock of each series, at cash purchase prices which AEP anticipates will include a market premium for shares of each series. AEP anticipates that the I&M Offer for each series of preferred stock will be scheduled to expire at 5:00 P.M. (New York City time) on February 28, 1997, the date of the I&M Special Meeting ("I&M Expiration Date"), unless the I&M Offer is extended. Preferred Stockholders who wish to tender their preferred shares pursuant to the I&M Offer are not required to vote in favor of the I&M Proposed Amendment; however, among the conditions of the I&M Offer is that the I&M Proposed Amendment be approved and adopted at the I&M Special Meeting.
          3.   OPCo Proxy Solicitation and Tender Offer
          OPCo proposes to solicit proxies from the holders of its outstanding shares of preferred stock and common stock ("OPCo Proxy Solicitation") for use at a special meeting of its stockholders ("OPCo Special Meeting") to consider a proposed amendment to OPCo's amended articles of incorporation ("OPCo Articles") that would eliminate Article FOURTH, Clause 7(B)(b) of OPCo's Articles, a provision restricting the amount of unsecured debt issuable by OPCo ("OPCo Proposed Amendment"). If the OPCo Proposed Amendment is adopted, OPCo proposes to make a special cash payment to each preferred stockholder who voted his or her shares of preferred stock in favor of the OPCo Proposed Amendment, provided that such shares have not been tendered pursuant to the concurrent cash tender offer described below.
          Concurrently with the OPCo Proxy Solicitation, AEP proposes to make an offer ("OPCo Offer") to the holders of OPCo's outstanding preferred stock of each series to acquire for cash any and all shares of OPCo outstanding preferred stock of each series, at cash purchase prices which AEP anticipates will include a market premium for each series. AEP anticipates that the OPCo Offer for each series of preferred stock will be scheduled to expire at 5:00 P.M. (New York City time) on February 28, 1997, the date of the OPCo Special Meeting ("OPCo Expiration Date"), unless the OPCo Offer is extended. Preferred Stockholders who wish to tender their preferred shares pursuant to the OPCo Offer are not required to vote in favor of the OPCo Proposed Amendment; however, among the conditions of the OPCo Offer is that the OPCo Proposed Amendment be approved and adopted at the OPCo Special Meeting.FN1
FN1 The APCo Proxy Solicitation, I&M Proxy Solicitation and OPCo Proxy Solicitation are sometimes referred to herein individually as a "Proxy Solicitation" and collectively as the "Proxy Solicitations"; the APCo Special Meeting, I&M Special Meeting and the OPCo Special Meeting are sometimes referred to herein individually as a "Special Meeting" and collectively as the "Special Meetings"; the APCo Articles, I&M Articles and OPCo Articles are sometimes referred to herein individually and collectively as the "Articles"; the APCo Proposed Amendment, I&M Proposed Amendment and OPCo Proposed Amendment are sometimes referred to herein individually as a "Proposed Amendment" and collectively as the "Proposed Amendments"; the APCo Offer, I&M Offer and OPCo Offer are sometimes referred to herein individually as an "Offer" and collectively as the "Offers"; and the APCo Expiration Date, I&M Expiration Date and OPCo Expiration Date are sometimes referred to herein individually as an "Expiration Date" and collectively as the "Expiration Dates."
          Applicants request that the Commission issue a public notice of the proposed transactions and order authorizing the Proxy Solicitations (collectively, "Proxy Solicitation Order") on January 29, 1997, thereby both affording the Subsidiaries sufficient time to solicit proxies in advance of the Special Meetings and, because the Proxy Solicitations and the Offers will be effected by means of a combined proxy statement and issuer tender offer statement with respect to each Subsidiary pursuant to the Securities Exchange Act of 1934 ("Exchange Act") and applicable rules and regulations thereunder, facilitating commencement of the Offers. Applicants further request that as soon as practicable after the Proxy Solicitation Order, but in any event not later than Tuesday, February 25, 1997, the Commission issue an order authorizing the Proposed Amendments and Cash Payments (as defined herein) together with AEP's proposed acquisition of any and all shares of the Subsidiaries' preferred stock pursuant to the Offers.
     B.   Background:
          As discussed below, the purpose of the Proxy
Solicitations is to eliminate the provision in each Subsidiary's Articles restricting the ability of the Subsidiary to incur certain indebtedness. AEP and each Subsidiary considers this restriction a significant impediment to their ability to adapt to an increasingly competitive market for electricity, maintain financial flexibility and minimize their financing costs. The competitive advantages, financing flexibility and cost benefits resulting from the elimination of these provisions outweigh the one-time cost of the Offers and the Proxy Solicitations. Applicants further believe that the terms of purchase for the outstanding shares of the Subsidiaries' preferred stock pursuant to the Offers will benefit not only tendering preferred stockholders (given the proposed per share purchase price) but also, taking into account all related transaction costs, AEP's investors and the AEP System utility customers by (1) contributing to the elimination of the onerous provisions concerning indebtedness (with the attendant benefits described above) and (2) resulting in the acquisition and retirement of outstanding shares of the Subsidiaries' preferred stock and their potential replacement with comparatively less expensive financing alternatives, such as debt or so-called "hybrid securities".
     C.   Proposed Transactions:  Proxy Solicitation and Proposed
          Amendment
          1.   Terms of Proxy Solicitation and Proposed Amendment
               a.   APCo
          APCo has outstanding 13,499,500 shares of common stock, no par value per share ("APCo Common Stock"), all of which are held by AEP. APCo's outstanding preferred stock consists of 2,198,150 shares of cumulative preferred stock, no par value per share (collectively, "APCo Preferred Stock"), issued in five series (each, an "APCo Series")FN2, all of which are traded over-the-counter, except for the 4-1/2% Series, which is traded on the Philadelphia Stock Exchange. The APCo Common Stock and APCo Preferred Stock of each APCo Series are entitled to one vote per share on the matters described herein and constitute APCo's only outstanding securities entitled to vote on the APCo Proposed Amendment. APCo has outstanding no other class of equity securities.
FN2 The five series of APCo Preferred Stock consist of a 4-1/2% series, of which 298,150 shares are outstanding ("4-1/2% Series"); a 5.90% series, of which 500,000 shares are outstanding ("5.90% Series"); a 5.92% series, of which 600,000 shares are outstanding ("5.92% Series"); a 6.85% series, of which 300,000 shares are outstanding ("6.85% Series"); and a 7.80% series, of which 500,000 shares are outstanding ("7.80% Series").
          Article V, Clause 7(B)(b) of the APCo Articles currently provides that, so long as any shares of APCo's cumulative preferred stock of any Series are outstanding, without the consent of the holders of a majority of the total number of votes which holders of the outstanding shares of APCo Preferred Stock of all series are entitled to cast, APCo shall not issue or assume any evidence of indebtedness, secured or unsecured (other than for purposes of refunding or renewing outstanding evidences of indebtedness or redeeming or otherwise retiring all outstanding shares of APCo Preferred Stock and other than first mortgage bonds and certain secured indebtedness) if, immediately after such issue or assumption, (a) the total principal amount of all such indebtedness issued or assumed by APCo and then outstanding would exceed 20% of the aggregate of (1) the total principal amount of all then-outstanding bonds or other secured debt of APCo (other than certain bonds issued under a mortgage) and (2) the stated capital and surplus of APCo as stated on APCo's books; or (b) the total principal amount of all unsecured debt would exceed 20% of the aggregate of (1) the total principal amount of all then-outstanding bonds or other secured debt of APCo and (2) the stated capital and surplus of APCo as stated on APCo's books; or (c) the total outstanding principal amount of all unsecured debt of maturities of less than ten years would exceed 10% of the aggregate of (1) the total principal amount of all then-outstanding bonds or other secured debt of APCo and (2) the stated capital and surplus of APCo as stated on APCo's books ("APCo Restriction Provision"). The APCo Proposed Amendment would eliminate the APCo Restriction Provision by deleting it in its entirety from the APCo Articles.
          If the APCo Proposed Amendment is adopted, APCo proposes to make a special cash payment of $1.00 per share (each, an "APCo Cash Payment") to each APCo Preferred Stockholder of any APCo Series, any of whose shares of APCo Preferred Stock (each, an "APCo Share") are properly voted at the APCo Special Meeting (in person by ballot or by proxy) in favor of the APCo Proposed Amendment, provided that such APCo Shares are not tendered pursuant to the APCo Offer. APCo will disburse APCo Cash Payments out of its general funds, promptly after adoption of the APCo Proposed Amendment.
               b.   I&M
          I&M has outstanding 1,400,000 shares of common stock, par value $100 per share ("I&M Common Stock"), all of which are held by AEP. I&M's outstanding preferred stock consists of 1,569,767 shares of cumulative preferred stock, par value $100 per share ("I&M Preferred Stock"), issued in seven series (each, an "I&M Series")FN3, all of which are traded over-the-counter, except for the 4-1/8% Series, which is traded on the Chicago Stock Exchange. The I&M Common Stock and I&M Preferred Stock of each I&M Series are entitled to one vote per share on the matters described herein and constitute I&M's only outstanding securities entitled to vote on the I&M Proposed Amendment. I&M has outstanding no other class of equity securities.
FN3 The seven series of I&M Preferred Stock consist of a 4-1/8% series, of which 119,767 shares are outstanding ("4-1/8% Series"); a 4.12% series, of which 40,000 shares are outstanding ("4.12% Series"); a 4.56% series, of which 60,000 shares are outstanding ("4.56% Series"); a 5.90% series, of which 400,000 shares are outstanding ("5.90% Series"); a 6-1/4% series, of which 300,000 shares are outstanding ("6-1/4% Series"); a 6-7/8% series, of which 300,000 shares are outstanding ("6-7/8% Series"); and a 6.30% series, of which 350,000 shares are outstanding ("6.30% Series").
          Article 6(A), Subparagraph 7(B)(c) of the I&M Articles currently provides that, so long as any shares of I&M cumulative preferred stock of any Series are outstanding, without the consent of the holders entitled to cast a majority of the total number of votes which holders of the outstanding I&M Preferred Stock of all series are entitled to cast, I&M shall not issue or assume any unsecured debt securities (other than for purposes of the reacquisition, redemption or other retirement of any evidences of indebtedness theretofore issued or assumed by I&M or the reacquisition, redemption or other retirement of all outstanding shares of I&M Preferred Stock) if, immediately after such issue or assumption, the total principal amount of all unsecured debt securities (other than the principal amount of all long-term unsecured debt securities not in excess of 10% of the capitalization of I&M)FN4 issued or assumed by I&M and then outstanding would exceed 10% of the capitalization of I&M ("I&M Restriction Provision"). The I&M Proposed Amendment would eliminate the I&M Restriction Provision by deleting it in its entirety from the I&M Articles.
FN4 "Capitalization" means an amount equal to the sum of (i) the total principal amount of all bonds or other secured debt securities issued or assumed by I&M outstanding at the time of determination and (ii) the aggregate of the stated capital of all classes of I&M stock outstanding at the time of determination and surplus of I&M at such time.
          If the I&M Proposed Amendment is adopted, I&M proposes to make a special cash payment of $1.00 per share (each, an "I&M Cash Payment") to each I&M Preferred Stockholder of any I&M Series, any of whose shares of I&M Preferred Stock (each, an "I&M Share") are properly voted at the I&M Special Meeting (in person by ballot or by proxy) in favor of the I&M Proposed Amendment, provided that such I&M Shares are not tendered pursuant to the I&M Offer. I&M will disburse I&M Cash Payments out of its general funds, promptly after adoption of the I&M Proposed Amendment.
               c.   OPCo
          OPCo has outstanding 27,952,473 shares of common stock, no par value per share ("OPCo Common Stock"), all of which are held by AEP. OPCo's outstanding preferred stock consists of 1,484,316 shares of cumulative preferred stock, par value $100 per share ("OPCo Preferred Stock"), issued in seven series (each, an "OPCo Series")FN5, all of which are traded over-the-counter. The OPCo Common Stock and OPCo Preferred Stock of each OPCo Series are entitled to one vote per share on the matters described herein and constitute OPCo's only outstanding securities entitled to vote on the OPCo Proposed Amendment. OPCo has outstanding no other class of equity securities.
FN5 The seven series of OPCo Preferred Stock consist of a 4-1/2% series, of which 202,403 shares are outstanding ("4-1/2% Series"); a 4.08% series, of which 42,575 shares are outstanding ("4.08% Series"); a 4.20% series, of which 51,975 shares are outstanding ("4.20% Series"); a 4.40% series, of which 88,363 shares are outstanding ("4.40% Series"); a 5.90% series, of which 404,000 shares are outstanding ("5.90% Series"); a 6.02% series, of which 395,000 shares are outstanding ("6.02% Series"); and a 6.35% series, of which 300,000 shares are outstanding ("6.35% Series").
          Article FOURTH, Clause 7(B)(b) of the OPCo Articles currently provides that, so long as any shares of OPCo's cumulative preferred stock are outstanding, without the consent of the holders of a majority of the total number of votes which holders of the outstanding OPCo Preferred Stock of all series are entitled to cast, OPCo shall not issue or assume any unsecured debt securities (other than for purposes of the reacquisition, redemption or other retirement of any evidences of indebtedness theretofore issued or assumed by OPCo or the reacquisition, redemption or other retirement of all outstanding shares of OPCo Preferred Stock) if, immediately after such issue or assumption, the total principal amount of all unsecured debt securities (other than the principal amount of all long-term unsecured debt securities not in excess of 10% of the capitalization of OPCo)FN6 issued or assumed by OPCo and then outstanding would exceed 10% of the capitalization of OPCo ("OPCo Restriction Provision"). The OPCo Proposed Amendment would eliminate the OPCo Restriction Provision by deleting it in its entirety from the OPCo Articles.FN7
FN6 "Capitalization" means an amount equal to the sum of (i) the total principal amount of all bonds or other secured debt securities issued or assumed by OPCo outstanding at the time of determination and (ii) the aggregate of the stated capital of all classes of OPCo stock outstanding at the time of determination and surplus of OPCo at such time.
FN7 The APCo Series, I&M Series and OPCo Series are sometimes referred to herein individually and collectively as the "Series" and the APCo Restriction Provision, I&M Restriction Provision and OPCo Restriction Provision are sometimes referred to herein individually as a "Restriction Provision" and collectively as the "Restriction Provisions."
          If the OPCo Proposed Amendment is adopted, OPCo proposes to make a special cash payment of $1.00 per share (each, an "OPCo Cash Payment") to each OPCo Preferred Stockholder of any OPCo Series, any of whose shares of OPCo Preferred Stock (each, an "OPCo Share") are properly voted at the OPCo Special Meeting (in person by ballot or by proxy) in favor of the OPCo Proposed Amendment, provided that such OPCo Shares are not tendered pursuant to the OPCo Offer. OPCo will disburse OPCo Cash Payments out of its general funds, promptly after adoption of the OPCo Proposed Amendment.FN8
FN8 The APCo Cash Payment, I&M Cash Payment and OPCo Cash Payment are sometimes referred to herein individually as a "Cash Payment" and collectively as the "Cash Payments" and the APCo Shares, I&M Shares and OPCo Shares are sometimes referred to herein individually and collectively as the "Shares".
               d.   Miscellaneous
          Adoption of an amendment to the Articles, including the Proposed Amendments, requires the affirmative vote at a Subsidiary's Special Meeting (in person by ballot or by proxy) of the holders of not less than two-thirds of the outstanding shares of each of (1) the Preferred Stock of all Series, voting together as one class, and (2) the Common Stock. AEP will vote its shares of APCo Common Stock, I&M Common Stock and OPCo Common Stock, respectively, in favor of the Proposed Amendments. Abstentions and broker non-votes in respect of the Proposed Amendments will have the effect of votes against the Proposed Amendments.
          Votes at the Special Meetings will be tabulated preliminarily by First Chicago Trust Company of New York ("First Chicago"). Inspectors of election, duly appointed by the presiding officer at the Special Meetings, will definitively count and tabulate the votes and determine and announce the results at the meeting.
          The Subsidiaries have engaged Morrow & Co., Inc. ("Morrow") to act as information agent in connection with the Proxy Solicitations for a fee and reimbursement of reasonable out-of-pocket expenses expected not to exceed approximately $27,500.
          2.   Benefits of Proposed Amendment
          The Subsidiaries believe that regulatory, legislative, technological and market developments are likely to lead to a more competitive environment in the electric utility industry. The Subsidiaries and AEP's other electric utility subsidiaries believe that they currently have a favorable competitive position because of their relatively low costs. As competition intensifies, flexibility and cost reduction will be even more crucial to success. Because the electric utility industry is extremely capital intensive, control and minimization of financing costs are of particular importance. In response to the competitive forces and regulatory changes faced by the Subsidiaries and AEP's other electric utility subsidiaries, AEP and its public utility subsidiaries have from time to time considered, and expect to continue to consider, various strategies designed to enhance their competitive position and to increase their ability to adapt to and anticipate changes in their utility business.
          The Subsidiaries believe that adoption of the Proposed Amendments is key to financial flexibility and capital cost reduction. Historically, the Subsidiaries' debt financing generally has been accomplished through the issuance of long-term first mortgage bonds, a modest amount of short-term debt and long-term installment purchase contracts for pollution control bonds. First mortgage bonds represent secured indebtedness placing a first priority lien on substantially all of the Subsidiaries' assets.
The Mortgage and Deed of Trust between each Subsidiary and its bondholders contains certain restrictive covenants with respect to, among other things, the disposition of assets and the ability to issue additional first mortgage bonds. Unsecured debt generally has fewer restrictions than first mortgage bonds. Short-term debt, a low cost form of debt available to the Subsidiaries, represents one type of unsecured indebtedness. Pollution control bond financing, a favorable type of financing due to its tax-exempt status, is available only for very limited purposes.
          The Proposed Amendments will not only allow the Subsidiaries to issue a greater amount of unsecured debt, but also will allow the Subsidiaries to issue a greater amount of total debt. The Subsidiaries, however, presently have no intention of issuing a greater amount of total debt than they would have issued absent the adoption of the Proposed Amendments, except that APCo and I&M expect to, and OPCo may, issue additional unsecured debt to fund the purchase of the Shares from AEP. Rather, it is each of the Subsidiaries' intention to attain flexibility in the mix of its outstanding debt and therefore have the option to use more short-term and unsecured debt and fewer first mortgage bonds.
          Inasmuch as the Restriction Provisions contained in the Articles limit the Subsidiaries' flexibility in planning and financing their business activities, the Subsidiaries believe they ultimately will be at a competitive disadvantage if the Restriction Provisions are not eliminated. The industry's new competitors (for example, power marketers, exempt wholesale generators, independent power producers and owners of cogeneration facilities) generally are not subject to the type of financing restrictions the Articles impose upon the Subsidiaries. Recently, several other utilities with the same or similar charter restrictions have successfully eliminated such provisions by soliciting their shareholders for the same or similar amendments.FN9 In addition, some potential utility competitors, and other AEP public utility subsidiaries, including Columbus Southern Power Company and Kentucky Power Company, have no comparable provision restricting the use of unsecured debt.
          Although the Subsidiaries sell relatively low-cost power, they must continue to explore new ways of reducing costs and enhancing flexibility. The Subsidiaries believe that the adoption of the Proposed Amendments will be in the best long-term competitive interests of their customers and shareholders.
FN9 The Commission has authorized utility subsidiaries of registered holding companies to solicit their shareholders for similar charter amendments with respect to unsecured debt limitations. See, e.g., Cincinnati Gas & Electric Co., Rel. No. 35-26569 (September 11, 1996); Blackstone Valley Electric Company, Rel. No. 35-26320 (June 28, 1995); Alabama Power Company, Rel. No. 35-26118 (Sept. 7, 1994).
               a.   Financial Flexibility
          If the Proposed Amendment is adopted, the Subsidiaries will have increased flexibility (i) to choose among different types of debt financing and (ii) to finance projects using the most cost effective means. The Subsidiaries believe that various types of unsecured debt alternatives will increase in importance as an option in financing their construction programs and refinancing first mortgage bonds. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in securities markets. As a result, the Subsidiaries may increase the amount of unsecured debt to more than 20% of capitalization.
          In addition, although the Subsidiaries' earnings currently are sufficient to meet the earnings coverage tests that must be satisfied before issuing additional first mortgage bonds and Preferred Stock, there is no guarantee that this will be true in the future. Other utilities have been unable to issue first mortgage bonds during certain periods because of restrictive covenants in their mortgages. The Subsidiaries' inability to issue first mortgage bonds or Preferred Stock in the future, combined with the inability to issue additional unsecured debt, would limit the Subsidiaries' financing options to more costly options, including additional common equity. Moreover, continued reliance on the issuance of first mortgage bonds under the Subsidiaries' Mortgages and Deeds of Trust could limit their ability in the future to strategically redeploy their assets.
          Under the Restrictive Provisions, the Subsidiaries' use of unsecured short-term debt is presently restricted. However, the Subsidiaries believe that the prudent use of such debt in excess of these provisions is vital to effective financial management of their respective businesses. Not only is unsecured short-term debt generally one of the least expensive forms of capital, it also provides flexibility in meeting seasonal fluctuations in cash requirements, acts as a bridge between issues of permanent capital, and can be used when unfavorable conditions prevail in the market for long-term capital.
               b.   Lower Costs
          As stated above, the Subsidiaries' short-term debt issuances generally represent one of their lowest-cost forms of financing. The Subsidiaries are reassessing their historically modest use of short-term debt. By increasing their use of short-term debt, the Subsidiaries may be able to lower their respective cost structures further, thereby making their products more competitive and reducing their business risks. However, with the Restriction Provisions in place, the availability and corresponding benefits of short-term debt diminish. And although short-term debt may expose the borrower to more volatility in interest rates, it should be noted that the cost of short-term debt seldom exceeds the cost of other forms of capital available at the same time.
          Under the Restriction Provisions, APCo, I&M and OPCo have available only approximately $230 million, $172 million and $212 million, respectively, of unsecured debt capacity (short-term or otherwise), based on capitalization as of September 30, 1996.
          Reference is made to Exhibits B-1, B-2 and B-3 (draft Proxy Statement and Offer to Purchase), B-4 (draft Notice of Special Meeting) and B-5 (draft form of Proxy) for more detailed information with respect to the Proxy Solicitations and Proposed Amendments.
     D.   Proposed Transactions:  Offer
          1.   Terms of Offer
          Concurrently with the commencement of the Proxy Solicitations, subject to the terms and conditions stated in the Offer to Purchase and Proxy Statements, the proxies and the accompanying Letters of Transmittal (see Exhibits B-1, B-2, B-3, B-5 and B-6) (collectively, "Offer Documents"), AEP proposes to make the Offers, pursuant to which it will offer to acquire from the holders of the Preferred Stock of each Series any and all Shares of that Series at the following cash purchase prices:
          (i) APCo - $__ per share, in the case of the 4-1/2% Series; $__ per share, in the case of the 5.90% Series; $___ per share, in the case of the 5.92% Series; $___ per share, in the case of the 6.85% Series; and $__ per share, in the case of the 7.80% Series (each, an "APCo Purchase Price").
          (ii) I&M - $__ per share, in the case of the 4-1/8% Series; $__ per share, in the case of the 4.12% Series; $___ per share, in the case of the 4.56% Series; $___ per share, in the case of the 5.90% Series; $__ per share, in the case of the 6-1/4% Series; $__ per share, in the case of the 6-7/8% Series; and $__ per share, in the case of the 6.30% Series (each, an "I&M Purchase Price").
          (iii) OPCo - $__ per share, in the case of the 4-1/2% Series; $__ per share, in the case of the 4.08% Series; $__ per share, in the case of the 4.20% Series; $__ per share, in the case of the 4.40% Series; $__ per share, in the case of the 5.90% Series; $__ per share, in the case of the 6.02% Series; and $__ per share, in the case of the 6.35% Series (each, an "OPCo Purchase Price")FN10.
AEP anticipates that the Offer for each Series of Preferred Stock will be scheduled to expire at 5:00 P.M. (New York City time) on the date of the Special Meetings (i.e., February 28, 1997). As noted below, the Expiration Date may be extended under certain circumstances.
FN10 The APCo Purchase Price, I&M Purchase Price and OPCo Purchase
     Price are sometimes referred to herein individually as a "Purchase Price" and collectively as the "Purchase Prices".
          The Offers consist of separate offers for each of the five APCo Series, the seven I&M Series and the seven OPCo Series, with the offer for any one Series being independent of the offer for any other Series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all Preferred Stockholders of the respective Series. The Offers are not conditioned upon any minimum number of Shares of the applicable Series being tendered, but are conditioned, among other things, on the Proposed Amendments being adopted at the respective Special Meetings.
          To tender shares in accordance with the terms of the Offer Documents, the tendering Preferred Stockholder must either
(1) send to First Chicago, in its capacity as depositary for the Offers ("Depositary"), a properly completed and duly executed Letter of Transmittal and Proxy or facsimile thereof for that Series, together with any required signature guarantees and any other documents required by the Letter of Transmittal and Proxy, and either (a) certificates for the Shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents (and a confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Offer Documents.FN11 Tenders of Shares made pursuant to an Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, subject to certain exceptions identified in the Offer Documents.
FN11 Preferred Stockholders will not be under any obligation to tender Shares pursuant to the Offer; the Offer will not constitute a notice of redemption of any Series pursuant to the Articles. Nor will the Offer operate to waive any option the Subsidiaries have to redeem Shares. For a summary of the redemption provisions of the APCo Preferred Stock, I&M Preferred Stock and OPCo Preferred Stock, please see Exhibit A-7.
          AEP's obligation to proceed with the Offers and to accept for payment and to pay for any Shares tendered is made in accordance with Rule 51 under the 1935 Act and is subject to various conditions enumerated in the Offer Documents, including, among other conditions, that the Proposed Amendments be adopted at the Special Meetings and that the Commission issue an order under the 1935 Act authorizing the proposed transactions.
          At any time or from time to time, AEP may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date as extended.
          Conversely, AEP may elect in its sole discretion to terminate one or more Offers prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered, subject to applicable provisions of Rule 13e-4 under the Exchange Act requiring AEP either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of an Offer, upon the occurrence of any of the conditions to closing enumerated in the Offer Documents, by giving notice of such termination to the Depositary and making a public announcement thereof.
          Subject to compliance with applicable law, AEP further reserves the right in the Offer Documents, in its sole discretion, to amend one or more Offers in any respect by making a public announcement thereof. If AEP materially changes the terms of an Offer or the information concerning an Offer, or if AEP waives a material condition of an Offer (such as the condition that the Proposed Amendment be adopted at the Special Meeting), AEP will extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act. Those provisions require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If an Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that AEP notifies Preferred Stockholders that it will (a) decrease the number of Shares of any Series of Preferred being sought, (b) increase or decrease the consideration being offered in the Offer to holders of any Series of Preferred or (c) increase or decrease the soliciting dealers' fees, the Expiration Date will be extended until the expiration of such period of ten business days.
          Shares validly tendered to the Depositary pursuant to an Offer and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by AEP until the Expiration Date (or returned in the event the Offer is terminated). Subject to the terms and conditions of an Offer, as promptly as practicable after the Expiration Date, AEP will accept for payment (and thereby purchase) and pay for Shares validly tendered and not withdrawn. AEP will pay for Shares that it has purchased pursuant to the Offer by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering Preferred Stockholders for the purpose of receiving payment from AEP and transmitting payment to tendering Preferred Stockholders. AEP will pay all stock transfer taxes, if any, payable on account of its acquisition of Shares pursuant to an Offer, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal and Proxy.
          With respect to Shares validly tendered and accepted for payment by AEP, each tendering Preferred Stockholder will be entitled to receive as consideration from AEP only the applicable Purchase Price (which AEP anticipates will reflect a premium over the current market price at the commencement of the Offers). Any such holder will not be entitled to receive with respect to such tendered Shares additional consideration in the form of a Cash Payment. As stated above in Item 1.C, the latter payment is payable by a Subsidiary solely in respect of Shares voted by Preferred Stockholders at such Subsidiary's Special Meeting in favor of the Proposed Amendment, provided that (a) such Shares have not been tendered pursuant to an Offer and (b) the Proposed Amendment is adopted at the Subsidiary's Special Meeting.
Preferred Stockholders who wish to tender their Shares pursuant to an Offer are not required to vote in favor of the Proposed Amendment; however, the Offer is conditioned upon the Proposed Amendment being adopted at the Special Meeting.
          As noted immediately above, subject to the terms and conditions of an Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by AEP as promptly as practicable after the Expiration Date.
          If a Proposed Amendment is not adopted at the Special Meeting, AEP may elect, but is not obligated, to waive such condition, subject to applicable law.FN12 In that case, as promptly as practicable after AEP's waiver thereof and purchase of any Shares validly tendered pursuant to the Offers, the effected Subsidiary anticipates that it would call another special meeting of its common and preferred stockholders and solicit proxies therefrom for the same purpose as in the instant proceeding, i.e., to secure the requisite two-thirds affirmative vote of stockholders to amend the Articles to eliminate the Restriction Provision. At that meeting, AEP would vote any Shares acquired by it pursuant to the Offer or otherwise FN13 (as well as all of its shares of Common Stock) to eliminate the Restriction Provision. If the proposed amendment is adopted at that meeting, and in any event within one year from the Expiration Date (including any potential extension thereto pursuant to the Offer), AEP will promptly after such meeting or at the expiration of such one-year period, as applicable, sell the Shares to the Subsidiary at the Purchase Price plus expenses paid therefor pursuant to the Offer, and the Subsidiary will thereupon retire and cancel such Shares.
FN12 In this regard, as noted above, if AEP waives a material condition of an Offer (such as the condition that a Proposed Amendment be adopted at the Special Meeting), AEP will extend the Expiration Date to the extent required by the applicable provisions of Rule 13e-4 under the Exchange Act. Those provisions require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.
FN13 Following the Expiration Date and the consummation of the purchase of Shares pursuant to an Offer, AEP may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. AEP will not undertake any such transactions without receipt of any required Commission authorizations under the 1935 Act in one or more separate proceedings. Likewise, in the event such a further special meeting is necessary, the effected Subsidiary would not undertake any associated proxy solicitation and proposed Articles amendment prior to receipt of any required Commission authorizations under the 1935 Act in a separate proceeding.
          Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc will act as dealer managers for AEP in connection with the Offers. AEP has agreed to pay the dealer managers a fee of $.50 per Share for any Shares tendered, accepted for payment and paid for pursuant to the Offers and the Subsidiaries have agreed to pay the dealer managers a fee of $.50 per Share for any Shares that are not tendered pursuant to the Offers but which vote in favor of the Proposed Amendment, and AEP has agreed to reimburse the dealer managers for their reasonable out-of-pocket expenses, including attorneys' fees.
          In addition, AEP has agreed to pay soliciting brokers and dealers a separate fee of (i) $1.50 per Share for any Shares of the APCo 4-1/2% Series, the I&M 4-1/8% Series, 4.12% Series and 4.56% Series, and the OPCo 4-1/2% Series, 4.08% Series, 4.20% Series and 4.40% Series, tendered, accepted for payment and paid for pursuant to the Offers (except that for transactions with beneficial owners equal to or exceeding 5,000 Shares, AEP will pay a solicitation fee of $1.00 per Share for Shares of such Series), and (ii) $.50 per Share for the remaining Series. The Subsidiaries will pay a separate fee of $.50 per Share for any Shares of the APCo 4-1/2% Series, the I&M 4-1/8% Series, 4.12% Series and 4.56% Series, and the OPCo 4-1/2% Series, 4.08% Series, 4.20% Series and 4.40% Series that are not tendered pursuant to the Offers but which are voted in favor of the Proposed Amendment. As set forth in Item 2, AEP proposes to pay the Depositary a fee estimated at approximately $50,000.
          2. Benefits of Offer; Utilization of AEP rather than the Subsidiaries as Offeror
          The proposed acquisition by AEP of Shares pursuant to the Offers will benefit AEP's utility system customers, shareholders and Preferred Stockholders. The Offers allow Preferred Stockholders who may not favor the elimination of the Restriction Provisions an option to sell their Preferred Stock at a price that AEP anticipates will be a premium to the market price and without the usual transaction costs associated with a sale. AEP System utility customers and AEP shareholders will benefit from, among other things, the Subsidiaries lowering their cost of capital through the anticipated reduction in the aggregate amount payable of Preferred Stock dividends and, to the extent Preferred Stock is replaced with debt, realizing benefits from the tax deductibility of interest since preferred stock dividends are not deductible for tax purposes. Moreover, as discussed above in Item 1.C.2, elimination of the Restriction Provisions will (among other benefits) permit the Subsidiaries to redeem and replace a portion of its high-coupon debt with lower cost short-term debt, resulting in additional cost savings.
          More specifically, assuming only a 50% overall success rate for the Offers, the estimated cash savings to the Subsidiaries thereafter amount to between $____ million each year (based on purchased shares being refinanced entirely with short-term debt at prevailing rates on the date hereof) and $____ million each year (based on purchased Shares being refinanced entirely by long-term tax-deductible preferred securities), after taxes and excluding expenses incurred in connection with the Offers and the Proxy Solicitations. On a cumulative net present value savings basis, assuming (x) a 50% overall success rate for the Offers (and that 25% of all Preferred Stockholders do not tender their Shares pursuant to the Offer but do vote in favor of the Proposed Amendments at the Special Meeting), (y) refinancing of Shares acquired and paid for pursuant to the Offers with a combination of long-term tax deductible hybrid securities and short-term debt at prevailing rates at the date hereof, and (z) a discount rate equal to the new securities after-tax weighted average cost of capital, the proposed transactions are anticipated to yield total after-tax, present value cash savings of about $____ million over approximately the original remaining lives of the Series of Preferred, net of cash expenditures incurred in the Offers and Proxy Solicitations (i.e., Cash Payments, the applicable Purchase Prices paid for validly tendered and accepted Shares, and the other fees and expenses listed in Item 2). A success rate for the Offers higher than the 50% rate assumed above has the potential to generate even further cash savings.
          Given the significant benefits that will accrue from elimination of the Restriction Provisions, Applicants are committed to using their best efforts to secure that result. A principal aim of the proposed transactions is to accomplish that objective in a cost-effective manner. However, there can be no assurance of success.
          In that regard, as stated above in Item 1.D.1, in the event any one or more Proposed Amendments are not adopted at the Special Meeting, AEP may elect, subject to applicable law, to waive the Offer condition that such Proposed Amendment be adopted at the Special Meeting. In that case, as promptly as practicable after AEP's waiver thereof and purchase of Shares validly tendered pursuant to the Offer, the relevant Subsidiary anticipates that it would call another special meeting of its common and preferred stockholders and solicit proxies for the same purpose to secure the requisite vote of both classes of stockholders to amend the Articles to eliminate the Restriction Provision. At that meeting, AEP would vote any Shares previously acquired by it pursuant to the Offer or otherwise (together with shares held by it of Common Stock) in favor of such proposed amendment to the Articles, thereby maximizing its prospects for adoption in that event. By contrast, if a Subsidiary, rather than AEP, had acquired its Shares pursuant to the Offer, upon acquisition thereof by such Subsidiary any such Shares would be deemed treasury shares under applicable state law and, as such, the Subsidiary would be precluded from voting those Shares under any circumstance.
     E.   Short-term Debt
          The Commission previously authorized AEP to incur short-term indebtedness, from time to time prior to December 31, 2000, up to a maximum amount of $150 million.FN14 To finance the purchase of any Shares tendered, accepted for payment and paid for pursuant to the Offer, AEP hereby requests the Commission to authorize AEP to use its general funds and/or incur short-term indebtedness in an amount sufficient to pay the Purchase Price for all tendered Shares, an amount not expected to exceed $540 million. The $550 million authorization requested by AEP for short-term indebtedness is in addition to the authority granted to AEP in Rel. No. 35-26516 in File No. 70-8429 (May 20, 1996).FN15 The additional $400 million of short-term borrowing authority ("New Borrowings") shall decrease by the amount paid to AEP by the Subsidiaries for the repurchase of Shares therefrom, and shall expire no later than February 28, 1998.
FN14 American Electric Power Company, Inc., et al., Rel. No. 35-
     26424 (December 8, 1995).
FN15 Rel. No. 35-26516 authorized AEP to incur short-term
     indebtedness up to 50% of its consolidated retained earnings and to use the proceeds to invest in EWGs and FUCOs.
          As noted in Part I(C), supra, the Restriction Provisions require a vote of the holders of the outstanding Preferred Stock of each Series to issue any short-term unsecured debt securities if immediately after such issue the total principal amount of all short-term unsecured debt securities issued and then outstanding would exceed 10% of capitalization. Unless the Proposed Amendments are adopted, APCo, I&M and OPCo, as the case may be, will at no time issue short-term unsecured debt securities in excess of the Restriction Provision even if the amount of short-term indebtedness authorized in this transaction exceeds such Restriction Provision.
          Notes to Banks and Commercial Paper in Connection with New Borrowings -- It is proposed that such notes and commercial paper with respect to the New Borrowings will be issued from time to time and be renewed from time to time prior to February 28, 1998, as funds may be required, provided that no such notes or commercial paper shall mature later than August 28, 1998.
          Notes to be issued to banks pursuant to the credit arrangements will mature not more than 270 days after the date of issuance or renewal thereof. Credit arrangements with the banks generally require the payment of a commitment fee. Commitment fees for shared lines of credit or revolving credit obligations are generally borne by AEP and participating subsidiaries in proportion to their respective projected maximum need for such credit facilities.
          The total annual cost of borrowings under all such bank lines is estimated to be not greater than the effective rate for borrowings bearing interest at the prime commercial rate with compensating balances of up to 10% of the line of credit. Although existing financial conditions do not necessitate the maintenance of such compensating balances, because of the volatility of the financial markets in the recent past, the maintenance of such above-described compensating balances may be required during the time period for which authorization is sought herein. The maximum effective annual interest cost under any of the above arrangements, assuming full use of the line of credit, is estimated not to exceed 125% of the prime commercial rate in effect from time to time, or not more than 10.94% on the basis of a prime commercial rate of 8.75%.
          AEP may, from time to time, negotiate increases to existing credit arrangements or implementation of new agreements. AEP will seek additional authorization from the Commission by Post-Effective Amendment of any request for an increase in the maximum amount of short-term indebtedness it proposes to incur.
          Commercial paper will be sold directly by AEP to dealers in commercial paper. The commercial paper will be in the form of promissory notes in denominations of not less than $50,000, and of varying maturities, with no maturity more than 270 days after the date of issue. Such notes will not be prepayable prior to maturity and will be sold at a discount rate not in excess of the discount rate per annum prevailing at the time of issuance for commercial paper of comparable quality and maturity. AEP has designated Lehman Commercial Paper Incorporated as one of its commercial paper dealers to purchase and resell their commercial paper. AEP may designate different or additional commercial paper dealers to purchase and resell its commercial paper.
          The commercial paper dealers will reoffer the commercial paper to investors, generally at a discount rate of up to 1/8 of 1% per annum less than the discount rate at which such commercial paper notes were purchased from AEP. It is expected that the investors of the dealers will hold the commercial paper notes to maturity. However, if any such investor wishes to resell the commercial paper prior to maturity, the dealers generally will repurchase such commercial paper sold by them and reoffer it to other investors under substantially the same terms and conditions as are herein described.
          AEP believes that by having flexibility to allocate short-term borrowings between sales of notes to banks and sales of commercial paper to dealers, AEP will be able to realize economies in meeting its short-term financing requirements, and AEP proposes, in general, taking appropriate long and short-term considerations into account, to utilize the most economical means available at any time to meet its short-term financing requirements.
     F.   Purchase of Shares from AEP by the Subsidiaries
          As noted above, subject to the terms and conditions of an Offer, Shares validly tendered and not withdrawn will be accepted for payment and paid for by AEP as promptly as practicable after the Expiration Date. If a Proposed Amendment is adopted at a Subsidiary's Special Meeting, promptly after consummation of the Offer the Subsidiary will purchase the Shares sold to AEP pursuant to the Offer at the relevant Purchase Price plus expenses incurred in the Offer, and the Subsidiary will thereupon retire and cancel such Shares.
     G.   Additional Matter for OPCo Meeting
          In addition, OPCo proposes to solicit proxiesFN16 with respect to and, if adopted, to add the following paragraph to the end of ARTICLE FOURTH, Clause 3:
     The Corporation may from time to time, by action of its Board of Directors and without action by the holders of the Common Stock or any class of the Cumulative Preferred Stock, purchase or otherwise acquire shares of any class of the Cumulative Preferred Stock in such manner, upon such terms and in such amounts as the Board of Directors shall determine; subject, however, to such limitations or restrictions, if any, as are contained in the express terms of any class of the Cumulative Preferred Stock outstanding at the time of the purchase or acquisition in question. FN16 Morrow will act as information agent with respect to the solicitation of proxies.
The affirmative vote of the holders of at least a majority of the outstanding shares of OPCo's common stock and cumulative preferred stock, the common stock and preferred stock voting together as one class, is required to approve this amendment.
          OPCo has proposed this amendment because it believes that to the extent possible (i) the scope of the authority of the Board of Directors set forth in the OPCo Articles, including the authority of the Board of Directors to purchase or otherwise acquire shares of any series of cumulative preferred stock, should be stated as clearly as possible and (ii) any ambiguity in the OPCo Articles regarding such authority should be eliminated.
          Under Ohio corporation law, which governs OPCo, a corporation by its directors may purchase its stock only in limited circumstances, including (i) when the articles of incorporation authorize the redemption of such shares and do not prohibit such purchase and (ii) when the articles of incorporation authorize such purchase. The OPCo Articles do not limit or prohibit OPCo's purchase of its Preferred Stock, and the OPCo Articles currently authorize the redemption of the 4-1/2% Series, the 4.08% Series, the 4.20% Series and the 4.40% Series, but not the 5.90% Series, the 6.02% Series and the 6.35% Series. The OPCo Articles do not otherwise address the purchase of the OPCo Preferred Stock. As such, although the OPCo Board of Directors believes that it has the authority to repurchase the OPCo Preferred Stock, in light of the magnitude of the purchase contemplated, OPCo prefers to clearly establish that the Board of Directors' authority to purchase shares of cumulative preferred stock is circumscribed only by the express terms of any class of the cumulative preferred stock set forth in the OPCo Articles. The adoption of this amendment would remove any doubt regarding the Board of Directors' authority to purchase shares of the cumulative preferred stock.
     H.   Compliance with Rule 54
          Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWG") or foreign utility companies ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
          Rule 53(a)(1). Nanyang General Light Electric Co. Ltd. ("Nanyang"), an indirect subsidiary of AEP, is a FUCO. As of December 31, 1996, AEP, through its subsidiary, AEP Resources, Inc., and through AEP Resources' subsidiary, AEP Pushan Power LDC, had invested $700,000 in Nanyang. This investment represents less than 1% of $1,473,000,000, the average of the consolidated retained earnings of AEP reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996.
          Rule 53(a)(2). Nanyang will maintain books and records and make available the books and records required by Rule 53(a)(2).
          Rule 53(a)(3). No more than 2% of the employees of the operating company subsidiaries of AEP will, at any one time, directly or indirectly, render services to Nanyang.
          Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating company subsidiaries.
          Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,473,000,000) represented an increase of approximately $117,000,000 (or 8.6%) in the average consolidated retained earnings from the previous four quarterly periods ($1,356,000,000); and (iii) for the year ended December 31, 1995, there were no losses attributable to AEP's investments in Nanyang.
          Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.
ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          Other than the Cash Payments and the applicable Purchase Prices described in Item 1, the fees, commissions and expenses (each, a "fee") to be incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions, assuming the tender and acceptance of 100% of the Shares, are estimated as follows:
     SEC filing fees                                    $  160,000
     American Electric Power Service Corporation fees       50,000
     Outside counsel fees                                  300,000
     Information agent fees                                 27,500
     Dealer manager fees                                 2,630,000
     Depositary fees                                        50,000
     Broker/dealer fees                                  3,610,000
     Printing, mailing, stock transfer taxes and
          miscellaneous fees                                82,500

        TOTAL                                           $6,910,000

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          Section 12(e) of the 1935 Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitations. Section 12(e) of the 1935 Act and Rule 65 thereunder are and Section 6(a)(2) may be deemed applicable to Cash Payments. Section 6(a)(2) of the 1935 Act is applicable to the Proposed Amendments. Sections 6(a) and 6(b) of the 1935 Act are applicable to the issuance and sale of short-term indebtedness by AEP. Sections 9(a) and 10 of the 1935 Act and Rule 51 thereunder are applicable to the acquisition by AEP of Shares pursuant to the Offers; AEP hereby represents that the conditions of Rule 51 will be satisfied in respect of the acquisition by AEP of Shares pursuant to the Offers. Sections 12(c) and 12(d) of the 1935 Act and Rules 43 and 44 thereunder are applicable to the sale to the Subsidiaries of the Shares acquired by AEP pursuant to the Offer. The Subsidiaries anticipate that any issuances or sales by them of unsecured debt following adoption of the Proposed Amendments will be exempt from
Section 9(a) of the 1935 Act by virtue of Rule 52 thereunder. Rule 54 under the 1935 act is also applicable to the proposed transactions. To the extent that the Commission's "Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935"FN17 may be applicable to the Proposed Amendments, the Applicants hereby request that an exception for such Statement of Policy be granted.
FN17 Rel. No. 35-13106 (February 16, 1956) (the "Statement of
     Policy").
ITEM 4.   REGULATORY APPROVAL
          Other than the jurisdiction of the Commission under the 1935 Act and the Exchange Act, no state or federal regulatory agency has jurisdiction over the proposed transactions.
          Except for exemptions from the requirements of Rule 13e-3 and Regulation 14A available to the Applicants, Applicants will comply fully with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the Proxy Solicitations, the Offer and the additional OPCo amendment, and acknowledge that any Commission authorization granted under the 1935 Act is conditioned upon such compliance.
ITEM 5.  PROCEDURE
          As stated in Item 1, the Special Meetings are scheduled to take place on or about Friday, February 28, 1997. The Subsidiaries need to secure a two-thirds affirmative vote of their respective Preferred Stockholders to secure passage of the Proposed Amendments.
          In order to afford the Subsidiaries sufficient time in advance of the Special Meetings to solicit proxies and to maximize the prospect for adoption of the Proposed Amendments at the Special Meetings, Applicants request that the Commission issue and publish not later than January 29, 1997 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, together with an order under Section 12(e) and Rule 62 permitting the Subsidiaries to solicit proxies pursuant to the Proxy Solicitations and the additional OPCo amendment. As explained in
Item 1, concurrently with the commencement of the Proxy Solicitations, AEP intends to commence the Offers using a combined issuer tender offer statement/proxy statement under the Exchange Act.
          Applicants further request that the Proxy Solicitation Order specify a date not later than Friday, February 23, 1997 as the date after which the Commission may issue an order granting and permitting to become effective the other transactions for which authorization is sought herein, namely, the Proposed Amendments and Cash Payments together with AEP's acquisition of Shares pursuant to the Offers. Applicants request that the Commission issue this second order by not later than Tuesday, February 25, 1997 (i.e., three business days before the Special Meetings/Expiration Date).
          Applicants waive any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. Applicants consent to the Staff of the Division of Investment Management assisting in the preparation of the Commission's decision and/or orders in this matter, unless the Staff opposes the matters covered by this Application or Declaration.
ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
     (a)  Exhibits:

          A-1 Restated Articles of Incorporation of APCo as amended (filed as Exhibit 3(c) to APCo's 1994
               Annual Report on Form 10-K in File No. 1-3457 and hereby incorporated by reference).

          A-2  By-Laws of APCo (filed as Exhibit 3(d) to APCo's
               1995 Annual Report on Form 10-K in File No. 1-3457 and hereby incorporated by reference).

          A-3  Amended Articles of Acceptance of I&M as amended
               (filed as Exhibit 3(b) to I&M's 1993 Annual Report on Form 10-K in File No. 1-3570 and hereby incorporated by reference).

          A-4 By-Laws of I&M (filed as Exhibit 3(c) to I&M's 1995 Annual Report on Form 10-K in File No. 1-3570 and hereby incorporated by reference).

          A-5 Amended Articles of Incorporation of OPCo as amended (filed as Exhibit 3(c) to OPCo's 1994
               Annual Report on Form 10-K in File No. 1-6543 and hereby incorporated by reference).

          A-6 Code of Regulations of OPCo (filed as Exhibit 3(d) to OPCo's 1990 Annual Report on Form 10-K in File
               No. 1-6543 and hereby incorporated by reference).

          A-7  Redemption Provisions of APCo Preferred Stock, I&M
               Preferred Stock and OPCo Preferred Stock

          B-1  Draft Offer to Purchase and Proxy Statement for
               APCo.

          B-2  Draft Offer to Purchase and Proxy Statement for
               I&M.

          B-3  Draft Offer to Purchase and Proxy Statement for
               OPCo.

          B-4 Draft Notice of Special Meeting (attached as part of Exhibit B-1 (APCo), B-2 (I&M) and B-3 (OPCo)).

          B-5  Form of Proxy.

          B-6  Draft Form of Letter of Transmittal.

          F Preliminary opinion of counsel (to be filed by amendment.)

          G Form of notice and order permitting proxy solicitation.

     (b)  Financial Statements:

          Balance Sheets and Statements of Income per books and pro forma, as of and for the 12 months ended September 30, 1996, and Retained Earnings per book for the 12 months ended September 30, 1996, of the Applicants and of AEP and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction will be filed by amendment.
ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
     It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(c)(2) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.
                           SIGNATURES
          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                         AMERICAN ELECTRIC POWER COMPANY, INC.
                         APPALACHIAN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                         OHIO POWER COMPANY


                         By   /s/ G. P. Maloney
                              Vice President

Date:  January 29, 1997



                                                      EXHIBIT A-7
                      Redemption Provisions
                               of
 APCo Preferred Stock, I&M Preferred Stock and OPCo Preferred Stock

Appalachian Power Company

     The 4-1/2% Series is not subject to mandatory redemption but presently is callable at $110.00 per Share; commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.90% Series will require the redemption of 25,000 Shares on November 1 of each year and the redemption of the remaining Shares outstanding on November 1, 2008, in each case at $100 per Share; commencing in 2003 and continuing through the year 2007, a sinking fund for the 5.92% Series will require the redemption of 30,000 Shares on November 1 of each year and the redemption of the remaining Shares outstanding on November 1, 2008, in each case at $100 per Share; commencing in 2000 and continuing through the date of redemption, a sinking fund for the 6.85% Series will require the redemption of 60,000 Shares on August 1 of each year, in each case at $100 per Share, and APCo has the noncumulative option to redeem up to 60,000 additional Shares on any sinking fund date at a redemption price of $100 per Share; and commencing in 1998, a sinking fund for the 7.80% Series will require the redemption of 25,000 Shares at $100 per Share on or before May 1 in each year, and APCo has the noncumulative option to redeem up to 25,000 additional Shares on any sinking fund date at a redemption price of $100 per Share. The APCo Shares of each Series have no preemptive or conversion rights.

Indiana Michigan Power Company

     The 4-1/8% Series, 4.12% Series and 4.56% Series are not subject to mandatory redemption, but are callable at $106.125 per Share, $102.728 per Share and $102.00 per Share, respectively. Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% Series will require the redemption of 20,000 Shares on January 1 of each year and the redemption of the remaining Shares outstanding on January 1, 2009, in each case at $100 per Share; commencing in 2004 and continuing through the year 2008, a sinking fund for the 6-1/4% Series will require the redemption of 15,000 Shares on April 1 of each year and the redemption of the remaining Shares outstanding on April 1, 2009, in each case at $100 per Share; commencing in 2004 and continuing through the year 2008, a sinking fund for the 6.30% Series will require the redemption of 17,500 Shares on July 1 of each year and the redemption of the remaining Shares outstanding on July 1, 2009, in each case at $100 per Share; and commencing in 2003 and continuing through the year 2007, a sinking fund for the 6-7/8% Series will require the redemption of 15,000 Shares on April 1 of each year and the redemption of the remaining Shares outstanding on April 1, 2008, in each case at $100 per Share. The I&M Shares of each Series have no preemptive or conversion rights.

Ohio Power Company

     The 4-1/2% Series, 4.08% Series, 4.20% Series and 4.40% Series are not subject to mandatory redemption, but are callable at $110.00 per Share, $103.00 per Share, $103.20 per Share and $104.00 per Share, respectively. Commencing in 2004 and continuing through the year 2008, a sinking fund for the 5.90% Series will require the redemption of 22,500 Shares on January 1 of each year and the redemption of the remaining Shares outstanding on January 1, 2009, in each case at $100 per Share; commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.02% Series will require the redemption of 20,000 Shares on December 1 of each year and the redemption of the remaining Shares outstanding on December 1, 2008, in each case at $100 per Share; commencing in 2003 and continuing through the year 2007, a sinking fund for the 6.35% Series will require the redemption of 15,000 Shares on June 1 of each year and the redemption of the remaining Shares outstanding on June 1, 2008, in each case at $100 per Share. The OPCo Shares of each Series have no preemptive or conversion rights.